UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission File No. 001-08796

QUESTAR CORPORATION

EMPLOYEE INVESTMENT PLAN

Questar Corporation

180 East 100 South

P.O. Box 45433

Salt Lake City, Utah 84145-0433

The following audited financial statements are enclosed with this report:

1.

Statements of Net Assets available for Plan Benefits as of December 31, 2009 and December 31, 2008.

2.

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2009.

3.

Financial statements and supplemental schedules prepared in accordance with the Employee Retirement Income Security Act of 1974 for the fiscal year ended December 31, 2009, are attached as an exhibit to this Form 11-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QUESTAR CORPORATION

EMPLOYEE BENEFITS COMMITTEE

Date:  June 22, 2010

/s/Keith O. Rattie

Keith O. Rattie, Chairman

Employee Benefits Committee

Questar Corporation

Employee Investment Plan

Table of Contents

Page No.

Report of Independent Registered Public Accounting Firm

1

Audited Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008

2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009

3

Notes accompanying the financial statements

4

Supplemental Schedules:

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2009

10

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009

11

Exhibit Index

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

12

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Questar Corporation Employee Investment Plan as of December 31, 2009, and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009, and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, and schedule of delinquent participant contributions for the year ended December 31, 2009, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Salt Lake City, Utah

June 22, 2010

Questar Employee Investment Plan 2009 11-K

Questar Corporation

Employee Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments at fair value
Questar Corporation common stock	$284,516,138	$217,598,935
Registered investment companies	122,180,316	81,219,695
Common collective trust funds	27,937,388	23,126,666
Common collective trust funds related to fully benefit-responsive investment contracts	50,096,325	48,581,556
Participant loans	7,899,826	7,863,650
Total Investments	492,629,993	378,390,502

Receivables
Contributions receivable from Questar Corporation	464,000	426,365
Interest receivable	1,014	6,454
Pending trades	486,696	165,319
Total Receivables	951,710	598,138
Total Assets	493,581,703	378,988,640

Liabilities
Pending trades	(60,000)	(155,915)
Net assets available for benefits at fair value	493,521,703	378,832,725
Adjustment from fair value to contract value for investments in common
collective trust funds related to fully benefit-responsive investment contracts	(97,861)	2,719,906
Net assets available for benefits	$493,423,842	$381,552,631

See notes accompanying the financial statements

Questar Employee Investment Plan 2009 11-K

Questar Corporation

Employee Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009
Additions
Investment income
Dividends and earnings	$ 6,338,913
Interest income from participant loans	535,934
Net realized and unrealized appreciation in fair value of investments	89,949,409
96,824,256
Contributions
Participants	14,637,937
Employer cash	6,073,590
Employer non-cash (Questar Corporation common stock)	3,470,224
Rollovers	351,516
Total contributions	24,533,267
Total additions	121,357,523

Deductions
Distributions	(9,458,595)
Trustee and redemption fees	(27,717)
Total deductions	(9,486,312)

Net change	111,871,211
Net assets available for benefits at beginning of year	381,552,631
Net assets available for benefits at end of year	$493,423,842

See notes accompanying the financial statements

Questar Employee Investment Plan 2009 11-K

Questar Corporation

Employee Investment Plan

Notes accompanying the financial statements

1.  Plan Description

The following description of the Questar Corporation Employee Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan for eligible employees of Questar Corporation (Questar or Company) and certain of its subsidiaries. The Plan is subject to the provisions of Section 401(a) of the Internal Revenue Code (the Code) and of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also qualifies as an employee stock ownership plan (ESOP) as defined in Section 4975(e)(7) of the Code. The record keeper and trustee for the Plan is Wells Fargo Bank, N.A. (Wells Fargo). Questar’s Employee Benefits Committee is the Plan Administrator.

There is no service period requirement for an employee of a participating employer to participate in the Plan. However, employees classified as human-resource pool employees are ineligible to participate. Effective July 1, 2008, participants can make both pre-tax and Roth after-tax contributions. New employees are automatically enrolled at a 3% pre-tax contribution rate until they elect to change the contribution rate or elect not to participate. Beginning in 2008, they are invested in the MFS Total Return Fund. Employees can contribute up to the 401(k) maximum combined pre-tax and Roth limit, plus any catch-up contribution, if they are eligible. The 401(k) maximum combined pre-tax and Roth contribution limit for 2009 and 2008 was $16,500 and $15,500, respectively. The catch-up maximum contribution limit for 2009 and 2008 was $5,500 and $5,000, respectively, for participants that turned age 50 or older during the Plan year.

Plan participants may transfer prior contributions and earnings up to three times per calendar month for employee contribution amounts and up to three times per calendar month for employer contribution amounts. However, participants cannot transfer balances between pre-tax and Roth after-tax accounts. Participants receive employer matching contributions on the first 6% of their eligible compensation contributed as follows: beginning January 1, 2008, employees of a participating company that is a subsidiary of QEP Resources, Inc., receive a matching contribution equal to 100% of the first 6% of their eligible compensation contributed to the Plan each pay period during the entire year. All other participants receive a matching contribution of 100% on the first 3% contributed and 60% on the next 3% contributed, for an overall employer matching contribution of 80% on the first 6% of their eligible compensation contributed each pay period. All employer contributions are made on a pre-tax basis. Participants may direct the investment of the employer matching contributions to any of the funds available in the Plan, or if not so directed, then for the period prior to February 22, 2010, the employer matching contributions are invested in the same investments as that of the employee contributions. Some of the individual funds charge redemption fees to individual participants in order to recover the costs associated with short-term investor trading. Some funds have introduced purchase-blocking policies when a participant transfers or realigns out of the particular fund. A purchase-blocking policy requires the participant to wait a specified number of days before transferring or realigning back into the same fund.

The Plan provides an additional $200 annual employer non-matching contribution to the Questar Stock Fund to each qualifying employee of participating employers. To qualify, an employee must have been eligible to participate in the Plan continuously from the first day through the last day of the Plan year. Qualifying employees do not have to otherwise participate in the Plan.

Plan participants are allowed two outstanding loans, one to purchase or build a principal residence and one general purpose. Loan applications are processed every business day, and participants are charged a loan processing fee of $50 per loan, paid from the loan proceeds. Plan participants may borrow up to 50% of the value of their vested account balance, not to exceed $50,000, with a minimum loan amount of $1,000. Roth after-tax contributions are included in the calculation of the vested account balances, but are not available for loans. The interest rate is fixed for the life of the loan at the prime rate plus one percent, and is set at the time the loan is made. Participants can elect loan repayment terms up to five years, or ten years if the loan is to purchase or build a principal residence, and repayment is by payroll deduction. Upon employment termination, a participant can either elect to repay the loan or treat the remaining loan balance as a taxable distribution.

Questar Employee Investment Plan 2009 11-K

Upon retirement, death, resignation, or other termination, a Plan participant’s vested account becomes distributable as a lump sum. Plan participants may elect to directly roll over eligible Plan distributions into individual retirement accounts or other qualified plans. Distributions are made in cash from the investment funds and, prior to January 1, 2010, in whole shares of Questar common stock. Fractional shares are paid in cash. If a participant whose account balance is less than $1,000 fails to make a distribution election, the account balance will be distributed to the participant as soon as possible, but not earlier than 60 days after the date on which such participant is advised of the termination election choices. If a participant whose account balance is between $1,000 and $5,000 fails to make a distribution election, the account balance will be converted to cash and rolled over to an Individual Retirement Account set up for the participant. If the account balance is greater than $5,000, the participant may elect to leave the account balance in the Plan until April 1 of  the calendar year after the participant reaches age 70 ½, at which point a distribution must be made. If the participant dies prior to a distribution, the account balance will be distributed within five years after the participant’s death unless the beneficiary is the participant’s surviving spouse, in which case the beneficiary may elect to delay the distribution until the participant would have attained age 70 ½.

A participant may also elect hardship withdrawals on pre-tax contributions, as defined in the Plan, in certain cases of financial need after all loan capacity has been exhausted. The Plan Document explains the rules for withdrawing shares of Questar common stock and funds from participants' accounts, including distributions upon termination of employment, disability or death.

Participants are always fully vested in all shares and funds purchased with their employee contributions and earnings thereon. Employees must attain age 65 or have one year of service, as defined in the Plan, before any employer contributions are vested. Forfeited balances of terminated participants’ non-vested accounts offset future employer contributions. The amount forfeited during 2009 was $24,719. No amendment to, or termination of, the Plan can reduce employees’ interests in their accounts as of the date of the amendment or termination.

Legal, accounting, other administrative expenses, except commissions, common collective trust fund management fees, redemption fees, and administrative fees included in the net asset valuations for the registered investment companies, and a portion of the trustee fees have been paid by Questar. Participants are required to pay some administrative fees directly, such as the $50 loan processing fee. The sum of $27,717 of the total trustee fees listed on the Statement of Changes in Net Assets Available for Benefits were all paid by the participants and consisted of loan processing fees, redemption fees, and common collective trust fund management fees.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on an accrual basis. Amounts stated are in dollars unless otherwise noted.

Use of Estimates

The preparation of financial statements and notes in conformity with U.S. generally accepted accounting principles requires the Plan administrator to formulate estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investment in Questar common stock is stated at fair value based on the closing market price on the last business day of the year as reported on the New York Stock Exchange. Registered investment company investments are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of participation units in the common collective trust funds are based on the quoted market price of the underlying securities and the number of units owned by the Plan at year-end. Participation units in the Wells Fargo Stable Return Fund are valued at a unit price determined by the portfolio’s sponsor based on the fair value of the underlying assets held by the portfolio. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Questar Stock Fund holds shares of Questar common stock, maintains a cash reserve and uses unitized-value accounting. The market value of Questar shares plus the cash reserve are converted to equivalent units for the fund. The equivalent unit value is different than the underlying stock price.

Questar Employee Investment Plan 2009 11-K

Dividends

Plan participants can elect to receive cash dividends paid on shares of Questar common stock held in their accounts. If no election is made, dividends are reinvested to purchase additional shares of Questar common stock. Currently reinvested dividend-shares are purchased through the Questar Corporation Dividend Reinvestment and Stock Purchase Plan at market value. Any shares purchased with dividends vest immediately, even if the participant does not yet have a vested right to the underlying shares.

Distributions

Distributions are recorded at closing market prices on the distribution date. Differences between cost and current value at the time of distribution are included in the financial statements as realized gains or losses.

Fully Benefit-Responsive Investment Contracts

Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value except for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through participation in the Wells Fargo Stable Return Fund, a common collective trust fund. Investments in the accompanying Statements of Net Assets Available for Benefits present the fair value of the Stable Return Fund as well as the adjustment of the portion of the Stable Return Fund related to fully benefit-responsive investment contracts from fair value to contract value.

3.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 8, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the Code, and therefore, believes that the Plan, as amended and restated, is qualified and that the related trust is exempt from taxation.

4.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to numerous risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

5.  Investments

The Plan’s net realized and unrealized appreciation in fair value of investments during 2009 is as follows:

Questar Corporation common stock	$60,940,860
Shares of registered investment companies	22,092,083
Common collective trust funds	6,916,466
Net realized and unrealized appreciation in fair value of investments	$89,949,409

Investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2009	2008
Questar Corporation common stock	$284,516,138	$217,598,935
Wells Fargo Stable Return Fund, at contract value*	49,998,464	51,301,462
PIMCO Total Return Institutional Fund	25,170,527	**

* Fair value was $50,096,325 and $48,581,556 at December 31, 2009 and 2008, respectively.

**Investment did not represent 5% or more of the Plan’s net assets available for benefits.

Questar Employee Investment Plan 2009 11-K

6. Fair Value Measurements

The Plan measures and discloses fair values in accordance with the provisions of ASC 820 “Fair Value Measurements and Disclosures.” ASC 820 establishes a fair value hierarchy with Levels 1, 2 and 3 ranging from the most observable to the least observable valuation inputs. Level 1 inputs are unadjusted quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

Following is a description of the valuation methodologies used by the Plan:

Common stocks: Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies: Registered investment companies, also known as mutual funds, are valued at the closing price reported on the active market on which the individual funds are traded.

Common collective trust funds and common collective trust funds related to fully benefit-responsive investment contracts: Common collective trust funds are valued using the quoted market price of the underlying securities, as reflected in the funds’ net asset values. There are no redemption restrictions on these funds.

Participant loans: Valued at their outstanding principal balances, which approximate fair value.

The fair value of assets at December 31, 2009, is shown in the table below:

	Fair Value Measurements December 31, 2009
	Level 1	Level 2	Level 3	Total
Questar Corporation common stock	$284,516,138			$284,516,138
Registered investment companies
Equity growth funds	66,208,333			66,208,333
Corporate debt income funds	33,357,205			33,357,205
Balanced funds	15,607,186			15,607,186
Equity index funds	7,007,592			7,007,592
Common collective trust funds
Equity index funds		$24,734,945		24,734,945
Money market funds		3,202,443		3,202,443
Common collective trust funds – related to fully benefit-responsive investment contracts		50,096,325		50,096,325
Participant loans			$7,899,826	7,899,826
Total Investments	$406,696,454	$78,033,713	$7,899,826	$492,629,993

The fair value of assets at December 31, 2008, is shown in the table below:

	Fair Value Measurements December 31, 2008
	Level 1	Level 2	Level 3	Total
Questar Corporation common stock	$217,598,935			$217,598,935
Registered investment companies	81,219,695			81,219,695
Common collective trust funds		$23,126,666		23,126,666
Common collective trust funds – related to fully benefit-responsive investment contracts		48,581,556		48,581,556
Participant loans			$7,863,650	7,863,650
Total Investments	$298,818,630	$71,708,222	$7,863,650	$378,390,502

Questar Employee Investment Plan 2009 11-K

The change in the fair value of Level 3 assets for the years ended December 31, 2009 and 2008 are shown below:

	Participant Loans
	2009	2008
Balance at the beginning of the year	$7,863,650	$8,253,012
Issuances	3,074,939	2,749,786
Settlements	(3,038,763)	(3,139,148)
Balance at the end of the year	$7,899,826	$7,863,650

7.  Party-in-Interest Transactions

During 2009, the Plan received dividends of $3,165,765 on shares of Questar common stock held in the Plan. Purchases and in-kind contributions of Questar common stock amounted to $6,176,334, and transactions involving sales and distributions of Questar common stock were $8,271,374 during 2009.

8.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce employer contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

9.  Reconciliation Between Financial Statements and Form 5500

A reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500 follows:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$493,423,842	$381,552,631
Adjustment between fair value and contract value related to fully benefit- responsive investment contracts held by common collective trust funds	97,861	(2,719,906)
Net assets available for benefits per the Form 5500	$493,521,703	$378,832,725

A reconciliation of net investment income per the financial statements for the year ended December 31, 2009, to the Form 5500 follows:

Year Ended December 31, 2009
Net change per the Statement of Changes in Net Assets Available for Benefits	$111,871,211
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common collective trust funds for 2009	97,861
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common collective trust funds for 2008	2,719,906
Net income per the Form 5500	$114,688,978

10. Delinquent Participant Contributions

During 2009, the Company was untimely in remitting a participant’s loan payment in the amount of $151. Late remittances of participant contributions and loan repayments constitute a prohibited transaction under ERISA section 406, regardless of materiality. The Company remitted the participant’s loan payment of $151 to the Plan and reimbursed the Plan for the related lost earnings by December 31, 2009.

Questar Employee Investment Plan 2009 11-K

11. Subsequent Events

In connection with a nontaxable reorganization, to be effective June 30, 2010, the Company will dividend to its shareholders 100% of the common shares of QEP Resources, Inc., formerly known as Questar Market Resources, Inc., including its subsidiaries, QEP Energy Company (formerly Questar Exploration and Production Company), QEP Field Services Company (formerly Questar Gas Management Company), QEP Marketing Company (formerly Questar Energy Trading Company), and Questar Employee Services Inc. In association with the common stock dividend, QEP Resources will establish the QEP Resources, Inc. Employee Investment Plan (QEP Employee Investment Plan), and QEP Resources has agreed to accept the transfer of the accounts (including participant loans) in the Plan attributable to eligible QEP Resources employees and all of the assets in the Plan related thereto with the investments in Questar common stock and QEP Resources common stock transferred in-kind to the QEP Resources Employee Investment Plan. Participant accounts for QEP Resources employees will be transferred to the QEP Employee Investment Plan and the applicable assets will be transferred out of the Plan in the third quarter of 2010.

There were a number of Plan amendments effective 2010. After January 1, 2010, participants may request distributions from the Questar stock fund to be distributed in cash. Beginning February 22, 2010, if a Participant fails to affirmatively direct the investment of the employer matching contributions, the contributions will be directed to the MFS Total Return Fund. Effective July 1, 2010, the employer match for Company employees’ 401(k) contributions will increase from an overall 80% to 100% up to 6% of earnings. Effective July 1, 2010, the $200 annual employer non-matching contribution made by the Company for each qualifying employee to the Questar Stock Fund will be discontinued.

Questar Employee Investment Plan 2009 11-K

EIN 87-0407509

PLAN #002

Questar Corporation Employee Investment Plan Schedule H, Line 4a - Schedule of Delinquent Participant Contributions For the Year Ended December 31, 2009

Participant Contribution Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction In VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$151	$--	$--	$--	$151

Questar Employee Investment Plan 2009 11-K

EIN 87-0407509

PLAN #002

		Questar Corporation Employee Investment Plan Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Common Stock:
*	Questar Corporation	6,844,266 shares of common stock	[1]	$284,516,138
	Registered Investment Companies, Common Collective Trust Funds, and Money Market Funds:
	Allianz NFJ	Small Cap Value Fund, 30,784 shares	[1]	712,657
	American Funds	The Growth Fund of America (R5), 664,638 shares	[1]	18,131,320
	American Funds	The Europacific Growth Fund (R5), 406,416 shares	[1]	15,557,610
	Baron	Small Cap Fund, 510,343 shares	[1]	9,829,200
	BlackRock	U.S. Equity Market Index Fund, 117,997 shares	[1]	3,846,705
	Goldman Sachs	High-Yield Institutional Fund, 1,177,939 shares	[1]	8,186,678
	Janus-Perkins	Mid Cap Value Fund, 59,013 shares	[1]	1,168,464
	MFS	Total Return Institutional Fund, 1,188,585 shares	[1]	15,606,115
	MFS	Total Return Fund	[1]	1,071
	MFS	Value Fund (R4), 578,193 shares	[1]	12,009,075
	PIMCO	Total Return Institutional Fund, 2,330,604 shares	[1]	25,170,527
	T. Rowe Price	Mid Cap Growth Fund, 185,302 shares	[1]	8,800,007
	Vanguard	REIT Index Institutional Fund, 715,060 shares	[1]	7,007,592
*	Wells Fargo	S&P 500 Index Fund (G), 543,116 units	[1]	20,888,240
*	Wells Fargo	Short-term Investment Money Market Fund, 3,202,443 units		3,202,443
*	Wells Fargo	Stable Return Fund (N2), 4,790,922 units	[1]	50,096,325
*	Participant loans	Interest rates range from 4.25% to 10.50% maturing through 2019		7,899,826
	Total			$492,629,993

1   Investments are participant-directed, thus cost information is not applicable.

*   Indicates party-in-interest to the Plan.

Questar Employee Investment Plan 2009 11-K

Exhibit Index

The following exhibit is being filed as part of this report:

Exhibit No.

Exhibit

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Questar Employee Investment Plan 2009 11-K